

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2009

VIA U.S. Mail and Facsimile (631) 753-5150

Dr. Raymond V. Damadian
Chief Executive Officer
FONAR Corporation
110 Marcus Drive
Melville, NY 11747

> **Re:** **FONAR Corporation**
> **Form 10-K for the fiscal year ended June 30, 2009**
> **Filed October 5, 2009**
> **File No. 000-10248**

Dear Mr. Damadian:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, Fiscal 2009 compared to Fiscal 2008, page 31

1.   We note the significant improvement in operating results of the medical equipment segment which is attributed to an increase in scanner sales and a decrease in total costs and expenses. Please tell us and revise future filings to disclose the reasons for the significant decrease in costs and expenses. We note from page 36 that you instituted a significant cost cutting program, however the specifics of this program and its impact on your operating expenses is not discussed within the results of operations.

Consolidated Financial Statements

Note 1. Description of Business and Liquidity and Capital Resources, page 56

Liquidity and Going Concern, page 56

2.   We reference the disclosure here and on page 36 that you instituted an aggressive program of cost cutting during and following the end of fiscal 2008 and that you implemented a restructuring program during June 2008. Please tell us where you have provided the disclosures required by FASB ASC 420-10-50 (SFAS 146) and SAB Topic 5.P.4.

Note 2. Summary of Significant Accounting Policies, page 58

Patents and Copyrights, page 59

3.   Please tell us and revise future filings to disclose the nature of the capitalized patent costs and the basis for capitalization. Please refer to FASB ASC 350-30-25-3.

Revenue Recognition, page 61

4.   We note the disclosure that revenue under management contracts is recognized "based upon contractual agreements for management services…" and that some of your contracts are fixed monthly fees and others are based upon units of activity. For fees based upon units of activity, please tell us and revise future filings to disclose the activity that the fee is based upon (e.g. number of scans) and how that information is determined.

Note 5. Management Fee Receivable and Accounts Receivable, page 73

5.   Please tell us and revise future filings to disclose why you provide unaudited
        financial information of the unconsolidated managed medical practices and why
        you believe that this information is meaningful to investors. For example, clarify
        if your operations are materially dependent on management fee revenue from
        these entities. In that regard, we see that management fee revenue is based upon
        units of activity rather than the financial results of the practices.

Note 8. Property and Equipment, page 77

6.   We see that you have $9.6 million of research, development and demonstration
        equipment. Please tell us your accounting policy for demonstration equipment,
        including the useful life of the assets and where the amortization expense is
        recorded in your statement of operations. Tell us if you loan or sell the
        demonstration equipment to customers and, if so, how you account for these
        transactions.

Note 11. Capital Stock, page 81

Stock Bonus Plans, page 85

7.   We see from the statement of stockholder's deficit that you issued shares under
        the stock bonus plan. Please revise future filings to disclose your accounting for
        the issuances.

Item 9A. Controls and Procedures, page 108

8.   We note that you have provided a conclusion on the effectiveness of your
        "disclosure controls and procedures over financial reporting." Please revise to
        disclose the conclusions of the registrant's principal executive and principal
        financial officers, or persons performing similar functions, regarding the
        effectiveness of the registrant's *disclosure controls and procedures* as of June 30,
        2009.   Refer to Rule 307 of Regulation S-K.

9.   Please revise to include the following disclosures in management's report on
        internal control over financial reporting as of June 30, 2009:

        ·   A statement of management's responsibility for establishing and maintaining
               adequate internal control over financial reporting for the registrant;
        ·   A statement identifying the framework used by management to evaluate the
               effectiveness of the registrant's internal control over financial reporting

Refer to Rule 308(T) of Regulation S-K.
Exhibit 31.1 and 31.2

10.   We note that you omitted the language in paragraph 4 of Item 601(b)(31)(i) of
         Regulation S-K that refers to internal control over financial reporting. Please file
         an amendment to the Form 10-K that includes the appropriate language. Please
         note that you should also comply with any relevant futures comments in the filed
         amendment.

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
         filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
         foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
         initiated by the Commission or any person under the federal securities laws of the
         United States.

         In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief